UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): January 10, 2025
Here Collection, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	87-1896999
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

124 Washington Street, Suite 101 Foxboro, MA 02035
(Full mailing address of principal executive offices)
508-543-1720
(Issuer’s telephone number)
here.co
(Issuer’s website)

Series 1, a series of Here Collection, LLC., Series 2, a series of Here Collection, LLC., Series 3, a series of Here Collection, LLC., Series 4, a series of Here Collection, LLC., Series 6, a series of Here Collection, LLC., Series 7, a series of Here Collection, LLC., Series 8, a series of Here Collection, LLC., Series 9, a series of Here Collection, LLC., Series 11, a series of Here Collection, LLC., Series 13, a series of Here Collection, LLC., Series 14, a series of Here Collection, LLC., Series 16, a series of Here Collection, LLC, Series 17, a series of Here Collection, LLC., Series 18, a series of Here Collection LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Declaration of Distributions

As previously disclosed, on January 3, 2024, Here Investments Inc. (the “Managing Member”) of Here Collection LLC (“Here”) determined to shut down the Here fractional investment platform. The Managing Member has liquidated each series property and the net proceeds are being returned to the applicable investors in each series in the distribution amount per series interest below, the proceeds being net of the repayment of costs and expenses applicable to each property, including the mortgage on each series property, a reasonable creditor claims reserve in accordance with Section 18-804(b)(1) of the Delaware LLC Act (the “Claims Reserve”), and other expenses, including payment of deferred fees and advances, deferred asset management fees, property management fees, and loans made to each series by the Managing Member.

The liquidating dividend payment has been mailed to each investor on or about December 31, 2024, representing their pro-rata share of the net proceeds.  In the event that the Claims Reserve is not utilized to pay creditor claims during the relevant statutory period, there may be a future liquidating dividend payment representing an investor’s pro-rata share of the remaining Claims Reserve although it is not expected at this time that there will be any future payments.

Upon the earlier to occur of (i) utilization of the Claims Reserve to pay creditor claims, or (ii) distribution of the Claims Reserve to investors in accordance with the terms hereof, the matter will be deemed closed, and there will be no further distributions.

Series of Here Collection LLC	Property Sale Gross Proceeds	Closing Costs Associated with Sale	Repayment of Series Property Mortgage	Repayment of deferred fees and advances to Managing Member	Net Amount Available for Distribution as of July 22, 2024	Additional Expenses	Claims Reserve	Net Amount Available for Distribution as of December 31, 2024	Distribution Amount Per Series Interest
				Or Repayment to Series	(rounded to the nearest dollar)			(rounded to the nearest dollar)	(rounded to the nearest penny)
Series #1	$320,000	$33,164	0	$41,130	$245,706	$15,645	$12,021	$218,039	$0.56
Series #2	$752,500	$57,222	$481,350	$165,955	$47,974	$18,060	$13,877	$16,036	$0.04
Series #3	$519,900	$50,181	$400,000	$69,719	0	0	0	0	$0.00
Series #4	0	0	$528,500	0	0	0	0	0	$0.00
Series #6	$530,000	$50,010	$324,500	$90,210	$65,279	$20,585	$15,817	$28,877	$0.06
Series #7	$1,400,000	$116,368	$742,500	$159,038	$382,094	$47,802	$36,730	$297,563	$0.25
Series #8	$570,000	$50,041	$320,000	$83,291	$116,668	$22,438	$17,241	$76,989	$0.14
Series #9	$1,065,500	$78,007	$422,500	$48,195	$516,797	$35,494	$27,273	$454,031	$0.51
Series #11	$1,600,000	$103,535	$750,000	$242,815	$503,649	$58,088	$44,633	$400,928	$0.28
Series #13	$1,020,000	$86,286	$499,995	$90,419	$343,300	$34,176	$26,260	$282,863	$0.33
Series #16	$357,000	$42,339	0	($36,671)	$351,332	$27,926	$21,458	$301,949	$0.43
Series #17	$592,725	$37,021	0	($10,920)	$566,623	$35,335	$27,151	$504,137	$0.57
Series #18	$804,000	$55,618	0	($19,838)	$768,220	$56,663	$43,539	$668,018	$0.47

A distribution to investors was processed on December 31, 2024 to those who had previously completed and executed Form W-9.  If you have previously submitted your form, there is no further action required. We encourage any investor who has not yet completed and executed the form to do so by February 15, 2025.  Please submit your completed form to: HereCollectionW-9@stretto.com.  A distribution is expected to be processed to those submitting late forms in February or March 2025.

To the extent you have any questions or want additional information concerning this request, please contact the Stretto distribution call center at (877) 670-2127 (toll-free), or (949) 504-4475 (international).

Forward-Looking Information

The information contained in this Current Report on Form 1-U may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available. When used herein, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward-looking statements. These statements reflect the current views with respect to future events and are subject to risks and uncertainties that could cause Here’s actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Here does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in the Offering Circular under the headings “Summary – Selected Risks” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Current Report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized, on January 10, 2025.

Here Collection LLC

By:	/s/ Craig Jalbert
Name: Craig Jalbert
Title: Director and President